SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 6, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________ )

Enclosure:  ANNOUNCEMENT OF THE RESULT OF THE INSTRUMENTARIUM TENDER OFFER

SIGNATURES
ANNOUNCEMENT OF THE RESULT OF THE INSTRUMENTARIUM TENDER OFFER

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: October 6, 2003	By:	/s/ Matti Salmivuori Chief Financial Officer

Date: October 6, 2003	By:	/s/ Juhani Lassila Group Treasurer

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October 6, 2003 at 1.20 p.m.	1 (2)

ANNOUNCEMENT OF THE RESULT OF THE INSTRUMENTARIUM TENDER OFFER

General Electric Company has made the following notification to Instrumentarium Corporation regarding its tender offer to acquire all outstanding shares and options in Instrumentarium Corporation:

GE ANNOUNCES SUCCESSFUL RESULT OF INSTRUMENTARIUM TENDER OFFER; TRANSACTION TO CLOSE OCTOBER 9, 2003

General Electric Company (NYSE: GE), through its GE Medical Systems division, today announced that the minimum condition concerning the acceptance level required for its tender offer for all shares and options of Instrumentarium Corporation (HEX: INS1V.HE, Nasdaq: INMRY) has been met. Holders representing approximately 95.7% of the total outstanding shares and votes in Instrumentarium have tendered their shares. Also, option holders representing approximately 98.2% of the total outstanding options in Instrumentarium have tendered their options.

The sale and purchase of tendered Instrumentarium shares and options will be executed October 9, 2003. Holders who have tendered their Instrumentarium shares and options will receive payment of the offer price on or about October 14, 2003.

GE’s intention is to acquire all outstanding shares and options in Instrumentarium. As GE’s portion of the voting power in Instrumentarium will now exceed two-thirds, GE will make a mandatory redemption offer as soon as possible in accordance with the Finnish Securities Market Act, including the redemption offer required under the Articles of Association of Instrumentarium. GE will also initiate compulsory acquisition proceedings in accordance with the Finnish Companies Act.

For additional information, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031 and ADR holders may contact Morrow & Co., Inc., by calling toll-free from within the U.S. (800) 607-0088, or collect from outside the United States +1 212-754-8000.

About Instrumentarium Corporation

Instrumentarium is a leading international medical technology company, headquartered in Helsinki, Finland. Instrumentarium currently derives approximately 80% of sales from its Anesthesia and Critical Care operations and additionally operates in Diagnostic Imaging and Infant Care. For more information, visit www.instrumentarium.com.

About General Electric

GE is a diversified technology and services company dedicated to creating products that make life better. The company’s GE Medical Systems division is a $9 billion global leader in medical imaging, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. GE operates in more than 100 countries and

STOCK EXCHANGE RELEASE 18.03
October 6, 2003 at 1.20 p.m.	2 (2)

employs more than 300,000 people worldwide. For more information, visit www.ge.com or www.gemedical.com.

# # #

This information includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions.

For Europe media inquiries, please contact:
Sebastien Duchamp +33-01-30-70-90-96 (office), +33-6-73-19-59-64 (mobile)

For U.S. media inquiries, please contact:
Britt Zarling +1 262 544 3453

INSTRUMENTARIUM CORPORATION

Matti Salmivuori	Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422